UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2025

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
+34 91-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica: Capital Markets Day: Strategic guidelines up to 2030.	2

TELEFÓNICA, S.A. (“Telefónica” or the “Company”) in compliance with the Securities Market legislation, hereby communicates the following:
INSIDE INFORMATION

Telefónica, during its Capital Markets Day to be held today in Madrid under a hybrid format, will communicate its strategic guidelines up to 2028 (mid-term) and 2030 (long- term) and the expected consolidated performance based on the following key financial indicators of the Transform & Grow framework:
•Revenue expected to grow at CAGR (Compounded Annual Growth Rate) of 1.5-2.5% over 2025-2028, accelerating to 2.5-3.5% CAGR between 2028-2030.
•Adjusted EBITDA CAGR of 1.5-2.5% for 2025-2028 and accelerating to 2.5-3.5% for 2028-2030.
•CapEx/Sales will decrease to around 12% in 2026-2028 period, declining from the first year of the plan. Further decline to around 11% by 2030.
•Adjusted OpCFaL (EBITDAaL minus CapEx) CAGR of 1.5-2.5% for 2025-2028 and accelerating to 2.5-3.5% for 2028-2030.
•Free cash flow (FCF) base for guidance expected in the range of €2.9-3.0bn in 2026, with a CAGR of 3-5% for 2025-2028.
•Leverage reduction to around 2.5x Net debt/EBITDAaL by 2028, supporting a solid investment grade balance sheet.
•2025 dividend of 0.30 euro per share to be paid in two tranches in December 2025 and June 2026 (0.15 euro per share each). In 2026, dividend of 0.15 euro per share in cash to be paid in June 2027. The target remuneration for 2027 and 2028 will be based on a 40-60% payout of FCF base for dividend, to be paid in June of the following year. For dividends to be paid from June 2026, the adoption of the corresponding corporate resolutions will be proposed in due course.

Note: CAGR in revenue, adjusted EBITDA and adjusted OpCFaL and CapEx/Sales assume constant perimeter and constant FX 2025.
FCF base for guidance includes FCF from continuing operations and excludes employee commitments, dividends from VMO2 and spectrum payments.
FCF base for dividend is the FCF base for guidance including employee commitments and dividends from VMO2.

Madrid, November 4, 2025.

This document may contain forward-looking statements (including forward-looking statements within the meaning of the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995). These forward-looking statements may include financial and other forecasts and estimates, as well as statements regarding plans, objectives and expectations of the Telefónica Group. Other forward-looking statements can be identified in the context in which such statements are made or by the forward-looking nature of discussions of strategy, plans, objectives or intentions. These forward-looking statements include statements regarding our intent, belief or current expectations with respect to, among other things, the effect on our results of operations of competition in telecommunications markets; trends affecting our business, financial condition, results of operations or cash flows; ongoing or future acquisitions, investments or divestments; our capital expenditures plan; our estimated availability of funds; our ability to repay debt with estimated future cash flows; our shareholder remuneration policies; supervision and regulation of the telecommunications sectors where we have significant operations; our environmental, social and governance commitments and targets; our existing or future strategic partnerships or joint ventures; and the potential for growth and competition in current and anticipated areas of our business.
Any such forward-looking statements reflect the current views of the Telefónica Group’s management and may change over time. They do not intend to be exhaustive, and they have not been verified or audited by any third party. Telefónica's opinions and aspirations with respect to future events do not represent any guarantee of future fulfilment or profitability, and they are subject to risks and uncertainties that could cause the final developments and results to materially differ from those expressed or implied by such forward-looking statements. These risks and uncertainties include those identified in the documents containing more comprehensive information filed by Telefónica with the relevant supervisory authorities of the securities markets in which its shares are listed and, in particular, the Spanish National Securities Market Commission (“CNMV”) and the U.S. Securities and Exchange Commission (“SEC”).
You are cautioned not to place undue reliance on any forward-looking statements contained in this document. Except as required by applicable law, Telefónica does not assume any obligation to publicly update the forward-looking statements to adapt them to events or circumstances taking place after the date hereof, including, among others, changes in the Telefónica’s Group business, changes in its business development strategy or any other circumstances.
This document may contain summarized, non-audited or non-IFRS financial information Such information is presented for supplemental informational purposes only and should not be considered a substitute for audited financial information presented in accordance with IFRS. The Company’s non-IFRS financial measures may differ from similarly titled measures used by other companies. In addition, there are limitations associated with the use of non-IFRS financial measures since they exclude significant expenses and income that are recorded in the Company’s financial statements.
Moreover, recipients of this document are encouraged to consult the public information filed by the Company with the relevant securities markets regulators and, in particular, with the CNMV.
Neither this document nor any of their contents constitute an offer to purchase, sell or exchange any security, a solicitation of any offer to purchase, sell or exchange any security, or a recommendation or advice regarding any security, or a solicitation for any vote or approval in any other jurisdiction.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	November 4, 2025	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors